

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 SEP 11 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

9th September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 7



03029952

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 29th August 2003;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 29th August 2003; and

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 29th August 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/11

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JG/ncr/ADR


Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28-08-2003 05:14:46 PM
Submitted by S DARBY on 29-08-2003 04:09:35 PM
Reference No CU-030821-2AD02

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **31-07-2003**	* **105,000**	
Acquired	**01-08-2003**	**90,000**	
Acquired	**04-08-2003**	**150,000**	
Acquired	**05-08-2003**	**229,700**	
Acquired	**06-08-2003**	**350,000**	
Acquired	**07-08-2003**	**100,000**	
Acquired	**08-08-2003**	**8,200**	
Acquired	**11-08-2003**	**150,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**
* Nature of interest : **Direct**
Direct (units) : **357,718,805**
Direct (%) : **15.38**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **357,718,805**

* Date of notice : **11-08-2003** 

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 1st, 5th, 7th and 11th August 2003.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28-08-2003 05:14:46 PM
Submitted by S DARBY on 29-08-2003 10:31:02 AM
Reference No CU-030821-391B9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4, Balai PNB
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 01-08-2003	* 1,069,700	
Acquired	04-08-2003	150,000	
Acquired	05-08-2003	500,000	
Acquired	07-08-2003	280,300	
Acquired	13-08-2003	350,000	
Acquired	14-08-2003	450,000	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **392,582,000**
Direct (%) : **16.88**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **392,582,000**



* Date of notice : **14-08-2003**

Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 1st, 4th, 5th, 7th, 13th and 14th August 2003.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28-08-2003 05:14:47 PM
Submitted by S DARBY on 29-08-2003 10:30:29 AM
Reference No CU-030821-391BA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **01-08-2003**	* **1,069,700**	
Acquired	**04-08-2003**	**150,000**	
Acquired	**05-08-2003**	**500,000**	
Acquired	**07-08-2003**	**280,300**	
Acquired	**13-08-2003**	**350,000**	
Acquired	**14-08-2003**	**450,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares by the company's subsidiary**
* Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**392,582,000**
Indirect/deemed interest (%)	:	**16.88**

* **Total no of securities after change** : **392,582,000**
* Date of notice : **14-08-2003**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 1st, 4th, 5th, 7th, 13th and 14th August 2003.